April 19, 2024

Via EDGAR filing

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       OneAscent Private Markets Access Fund (the “Fund”)

Dear Ladies and Gentlemen:

On behalf of the Fund, we hereby electronically file, pursuant to the Investment Company Act of 1940, as amended (“1940 Act”) and the Securities Act of 1933, as amended (“1933 Act”), the Fund’s Registration Statement on Form N-2 under the 1940 Act and the 1933 Act.

If you have any questions, please contact the undersigned at (513) 352-6632.

Very truly yours,

/s/ Cassandra Borchers

Cassandra Borchers